Exhibit 8

LAW OFFICES HULSEY, OLIVER & MAHAR, LLP 200 E. F. BUTLER PARKWAY POST OFFICE BOX 1457
JULIUS M. HULSEY SAMUEL L. OLIVER JAMES P. MAHAR, JR. R. DAVID SYFAN JOSEPH D. COOLEY, III THOMAS L. FITZGERALD	GAINESVILLE, GEORGIA 30503 TELEPHONE (770) 532-6312 FAX (770) 531-9230 OR (770) 532-6822	THOMAS D. CALKINS ABBOTT S. HAYES, JR. PAUL B. SMART JASON A. DEAN JASON E. VOYLES
JANE A. RANGE Of Counsel	June 7, 2004	E. D. KENYON (1890-1981)

GB&T Bancshares, Inc.
P. O. Box 2760
Gainesville, Georgia 30503

Southern Heritage Bancorp, Inc.
3461 Atlanta Highway
Oakwood, Georgia 30566

RE:
Agreement and Plan of Reorganization between GB&T Bancshares, Inc. ("GB&T") and
Southern Heritage Bancorp, Inc. ("SHB") dated as of January 23, 2004, as amended (the "Merger Agreement").

Gentlemen:

        We have acted as Counsel to GB&T in connection with the Merger Agreement. This opinion letter is furnished to you pursuant to the provisions of Section 9.1(f) of the Merger Agreement, and terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Merger Agreement.

        In our capacity as such Counsel, we have participated in the preparation and execution of the Merger Agreement, its Schedules and Exhibits. In addition, we have (a) conferred with officers and agents of GB&T; (b) examined such corporate documents, records and certificates of GB&T, including the Articles of Incorporation, the Bylaws and the proceedings under which the transactions contemplated by the Merger Agreement were approved; (c) and examined such Federal and State laws, rule and regulations, and made such other investigations as we have deemed necessary or appropriate for the purposes of rendering this opinion. In addition we have also made such examination of SHB's documents and records as we deemed necessary to render this opinion.

GB&T Bancshares, Inc.
Southern Heritage Bancorp, Inc.
June 7, 2004
Page Two

        In our examination, we have assumed the genuineness of all signatures and the authenticity of all materials submitted to us as originals and their conformity with the originals of all materials submitted to us as copies. We have further assumed (a) the due authorization, execution and delivery by all parties other than GB&T of all agreements and documents that are to be executed and delivered by such other parties pursuant thereto; (b) the accuracy of the representations and warranties made by GB&T, as applicable, in or pursuant to the Merger Agreement; and (c) that the Merger Agreement and documents related thereto are valid, binding and enforceable obligations of all of the parties thereto other than GB&T. As to matters of fact relative to conclusions of law, we have relied, to the extent reasonably necessary, upon information supplied by GB&T and upon certificates and other statements of public officials and upon certifications furnished us by Counsel for SHB.

        Based upon and subject to the foregoing, we are of the opinion that:

        (a)   the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code,

        (b)   the exchange in the Merger of SHB Common Stock for GB&T Common Stock will not give rise to gain or loss to the shareholders of SHB with respect to such exchange (except to the extent of any cash received),

        (c)   neither GB&T nor SHB will recognize gain or loss as a consequence of the Merger (except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code); and

        This opinion letter is delivered in connection with the consummation of the transactions contemplated in the Merger Agreement, may be relied upon only by you in connection therewith, may not be realized upon by you for any other purpose or by anyone else for any purpose, and may not be quoted, published or otherwise disseminated without our prior written consent.

Hulsey, Oliver & Mahar, LLP
By:
/s/ SAMUEL L. OLIVER Samuel L. Oliver